The Customer-Driven Apparel Company
September 28, 2007
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Facsimile: (202) 772-9202

Attention:	William Choi Accounting Branch Chief

Andrew Blume Staff Accountant

Re:	Oxford Industries, Inc. Form 10-K for the Fiscal Year Ended June 1, 2007 Filed July 31, 2007 File No. 1-04365
Gentlemen:
     We are writing in response to the letter (the “Comment Letter”) dated September 17, 2007 from the staff (the “Staff’) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Oxford Industries, Inc. (the “Company”) Form 10-K for the fiscal year ended June 1, 2007. We note the Staff’s request for a response from the Company within 10 business days.
     As a follow up to the Company’s prior correspondence with the Staff, the Company hereby requests that the Company be permitted to respond in writing to the Comment Letter on or prior to October 19, 2007.
     Please feel free to call the undersigned at (404) 653-1443, or the Company’s Vice President and General Counsel, Thomas E. Campbell, at (404) 653-1437, with any questions concerning our request.

Very truly yours,

/s/ J. Hicks Lanier

J. Hicks Lanier Chairman and Chief Executive Officer

cc:	Thomas C. Chubb III (Oxford Industries, Inc.)
K. Scott Grassmyer (Oxford Industries, Inc.)
Thomas E. Campbell (Oxford Industries, Inc.)
Tony W. Rothermel (King & Spalding LLP)
Greg L. Heston (Ernst & Young LLP)
Oxford Industries, Inc.       222 Piedmont Avenue, N.E. Atlanta, Georgia 30308       phone: 404.659.2424       fax: 404.653.1545